May 5, 2017

Subject:	Gildan Activewear Inc. (the “Corporation”) Report of Voting Results Pursuant to Section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations (“NI 51-102”)

Following the annual meeting of shareholders of the Corporation held on May 4, 2017 (the “Meeting”), and in accordance with section 11.3 of NI 51-102, we hereby advise you of the following voting results obtained at the Meeting. According to the scrutineers’ report, shareholders were present at the meeting, in person or by proxy, representing 152,206,833 common shares or 66.27% of the 229,660,032 shares outstanding on the March 8, 2017 record date for the Meeting.

1.	Election of Directors

A ballot was conducted with respect to the election of directors. According to proxies received and ballots cast, the following individuals were elected as directors of the Corporation until the next annual shareholders’ meeting, with the following results:

NAME OF NOMINEE	VOTES FOR	%	VOTES WITHHELD	%

William D. Anderson	148,976,585	99.90	150,454	0.10
Donald C. Berg	147,973,234	99.23	1,153,805	0.77
Glenn J. Chamandy	149,041,672	99.94	85,067	0.06
Shirley E. Cunningham	149,066,161	99.96	60,878	0.04
Patrik Frisk	149,073,519	99.96	53,520	0.04
Russell Goodman	146,515,345	98.25	2,611,694	1.75
George Heller	148,527,956	99.60	599,083	0.40
Anne Martin-Vachon	148,048,801	99.28	1,078,238	0.72
Sheila O’Brien	147,012,274	98.58	2,114,765	1.42
Gonzalo F. Valdez-Fauli	143,992,306	96.56	5,134,733	3.44

2.	Adoption and Ratification of Shareholder Rights Plan

A ballot was conducted with respect to the adoption and ratification of the Shareholder Rights Plan. According to proxies received and ballots cast, the Corporation’s adoption and ratification of the Shareholder Rights Plan was approved with the following results:

Shareholder Rights Plan	VOTES FOR	%	VOTES AGAINST	%

	136,279,086	91.38	12,847,952	8.62

3.	Adoption of an Advisory Vote on Executive Compensation

A ballot was conducted with respect to the adoption of an advisory vote on executive compensation. According to proxies received and ballots cast, the Corporation’s approach to executive compensation was approved with the following results:

Advisory Vote on Executive Compensation	VOTES FOR	%	VOTES AGAINST	%

	134,959,772	90.50	14,167,262	9.50

4.	Appointment of Auditors

A ballot was conducted with respect to the appointment of the auditors. According to proxies received and ballots cast, KPMG LLP were appointed as the Corporation’s auditors for the ensuing year, at such remuneration as may be fixed by the Board of Directors with the following results:

Appointment of Auditors	VOTES FOR	%	VOTES WITHHELD	%

	142,076,326	93.35	10,122,026	6.65

Yours truly,

(s) Lindsay Matthews
Lindsay Matthews
Vice-President, General Counsel and Corporate Secretary